Exhibit 99.1 Form 6K- LVH November 29_2006

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

September 30, 2006 and December 31, 2005

(Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposit	$7,287,333	$8,408,620
Marketable securities (note 5)	50,293	379,236
Accounts receivable (note 6)	1,357,457	1,801,274
Due from related parties (note 11(c))	990	4,740
Prepaids & security deposits	71,636	27,499
	8,767,709	10,621,369

Acquisition of three card games Software (note 12)	2,200,200	-
Equipment & Software Development (note 8)	2,401,137	2,198,239

Total Assets	$13,369,046	$12,819,608

LIABILITIES
Current
Customer deposits, accounts payable & accrued Liabilities and payable to Licensees (note 7)	$1,615,264	$2,111,066
Due to related parties (note 11(b))	-	60,929
Obligation under capital lease (note 9)	5,423	20,268
	1,620,687	2,192,263
Long term portion of Obligation under capital lease	-	2,550

Total Liabilities	1,620,687	2,194,813

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Capital stock (note 10(b))	29,687,790	27,096,835
Contributed Surplus (note 10(e))	2,403,625	2,306,354
Deficit	(20,343,056)	(18,778,394)

	11,748,359	10,624,795

Total Liabilities & Stockholders’ Equity	$13,369,046	$12,819,608

Commitments and Subsequent Events (notes 14 & 15)

On behalf of the Board,

  “Bedo H. Kalpakian”

  “Neil Spellman”

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

September 30, 2006 and December 31, 2005

(Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$2,882,620	$3,328,733	$9,819,542	$8,088,943
Interest	63,640	60,932	199,300	70,657
	2,946,260	3,389,665	10,018,842	8,159,600
Expenses
Accounting and audit	7,313	6,930	111,322	41,517
Advertising and promotion	1,458,815	1,301,083	4,900,491	3,054,859
Amortization	381,642	114,802	694,136	252,999
Bank charges, interest and foreign exchange	28,119	168,666	147,379	171,792
Commission fees	-	3,905	26,730	28,615
Consulting and professional fees	151,168	82,619	279,371	317,855
Donations	5,000	25,000	11,000	50,000
Legal	21,321	43,245	34,759	72,319
Licensing fees	24,225	12,091	71,431	28,643
Management fees	90,000	90,000	270,000	180,000
Office	141,400	103,115	410,660	256,255
Regulatory and transfer agent fees	10,165	10,305	13,747	35,814
Rent	159,453	91,153	478,085	267,607
Salaries and benefits	1,125,720	523,014	2,957,728	1,326,355
Shareholder communication	(2,698)	4,509	5,481	15,142
Foreign tax	21,639	-	21,639	-
Telephone	32,919	13,029	71,693	39,342
Transaction fees	202,128	228,284	716,788	610,396
Travel, meals and entertainment	77,134	52,058	282,851	241,513
	3,935,463	2,873,808	11,505,291	6,991,023

Gain/(loss) before other items	(989,203)	515,857	(1,486,449)	1,168,577

Other items				-
Write down of marketable securities	37,086	-	78,213	-
Gain on settlement of debt	-	-	-	97,382
	37,086	-	78,213	97,382

Net gain/(loss) for period	(1,026,289)	515,857	(1,564,662)	1,265,959

Deficit, beginning of period	(19,316,767)	(19,117,033)	(18,778,394)	(19,867,135)

Deficit, end of period	(20,343,056)	(18,601,176)	(20,343,056)	(18,601,176)

Weighted average number of shares	97,211,825	83,273,344	97,211,825	83,273,344
Weighted average gain/(loss) per common share	(0.011)	0.006	(0.016)	0.015

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Nine Months Ended September 30

(Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used for)

Operations
Net gain/(loss)	$(1,026,289)	$515,857	$(1,564,662)	$1,265,959
Items not affecting cash
Amortization	381,642	114,802	694,136	252,999
Capitalization of deferred amortization on software development	-	-	-	7,677
Write down of marketable securities	37,086	-	78,213	-
Stock-based compensation	13,852	102,444	97,271	252,478
Three card games software	-	-	(2,401,200)	-

Operating Cash Flow	(593,709)	733,103	(3,096,242)	1,779,113

Changes in non-cash working capital:
Accounts receivable	214,761	(210,616)	443,817	(226,714)
Prepaids & security deposits	(26,020)	5,208	(44,137)	92,105
Due from related party	(263)	630,800	3,750	371,347
Accounts payable and accrued Liabilities	(537,840)	(28,837)	(495,802)	151,579
Due to related parties	(9,685)	41,841	(60,929)	33,316
	(359,047)	438,396	(153,301)	421,633
	(952,756)	1,171,499	(3,249,543)	2,200,746

Financing
Common shares issued net of issue costs	2,880	6,794,940	2,590,955	8,585,940
Capital subscriptions	-	(1,133,470)	-	-
Repayment of capital lease	(6,323)	(5,189)	(17,395)	(14,819)
Other obligations (loans payable)	-	-	-	(516,008)
	(3,443)	5,656,281	2,573,560	8,055,113

Investing
Equipment	(23,388)	(33,013)	(565,200)	(598,940)
Proceeds on sale of marketable securities	52,056	(146,780)	250,872	(146,780)
Additions to software development	-	(252,549)	(130,976)	(722,906)
	28,668	(432,342)	(445,304)	(1,468,626)

Inflow (outflow) of Cash
Increase in cash and cash equivalents	(927,531)	6,395,438	(1,121,287)	8,787,233

Cash and cash equivalents, beginning of period	8,214,864	2,371,078	8,408,620	(20,717)

Cash and cash equivalents, end of period	7,287,333	8,766,516	7,287,333	8,766,516

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

1.

Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

Kahnawake has reserve status in Canada, which has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawake regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk.  Action is the owner and operator of www.tigergaming.com, www.actionpoker.com, www.atlantisworldpoker.com, www.holycowpoker.com, and www.pokerincanada.com.  Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action.  The principal revenues of Action are from collecting rakes, licensing fees and royalties.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com .

Although management believes that the conduct of Internet gaming related activities by Action will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

1.

Nature of Operations and Going Concern (continued)

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements.  The significant accounting policies follow that of the most recently reported audited annual financial statements.  In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.

Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Action Poker Gaming Inc. (Antigua), Action Commerce Limited (UK), APG Enterprises Limited (Cyprus), APG Enterprises Costa Rica S.A., Guardian Commerce Limited (St. Kitts) and APG Enterprises (Armenia).  All inter-company balances and transactions have been eliminated.

(b)

Cash and term deposits

Cash and term deposits consist of cash on hand and term deposits with maturities of less than one year at the date of acquisition.

(c)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(d)

Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Automobile

- 30% declining-balance

Office furniture

- 20% declining-balance

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

3.

Significant Accounting Policies (continued)

(e)

Software development costs

Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

(f)

Stock-based compensation plans

Effective January 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002.  Accordingly, contributed surplus was increased by $297,075 in 2004.

(g)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

Each license agreement generates a minimum of two or a maximum of three different types of revenue.

Recognition of revenue for each type of revenue is as follows:-

(i)

License fees for all licensees

License fees are one-time non-refundable fees, which are for entering into the license agreements.  License fees are recognized when received.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

3.

Significant Accounting Policies (continued)

(ii)

Rake percentages from licensees

Rake revenue earned by the Company is based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which vary from agreement to agreement.  The Company recognizes its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance is then paid out to the licensees in the subsequent month.

(iii)

Administration fees

Administration fees revenue earned by the Company is based on negotiated percentages as specified in the agreements with certain licensees, which vary from agreement to agreement.  The fees charged are for administrative services provided by the Company.  The Company recognizes these fees as a percentage of the rake collected on behalf of the licensee on a monthly basis.

(iv)

Rake revenue

Rake revenue from customers coming through the Company’s own websites is collected when a player joins a table, and is non-refundable.  As such, revenue is recognized when a player joins a table.

(v)

The Company had an agreement with Bronx Ventures Inc. (“Bronx”), a related company, whereby Bronx received 40% of the revenue from certain card games.  LVFH reduced its revenue by these amounts, (see note 11(a)).

(vi)

The Company recognizes revenues/losses from its Online Casino once a player loses or wins a wager.

(h)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants (“CICA”).  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(i)

Player deposits

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

3.

Significant Accounting Policies (continued)

(j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses, (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(k)

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the period.  The dilutive effect of options and warrants is not reflected in the earnings (loss) per share for the nine month periods ended September 30, 2006 and 2005 as the effect would have been anti-dilutive.

(l)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(m)

Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

(n)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

4.

Financial Instruments

(a)

Fair value

The carrying value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(e)

Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.

Marketable securities

	September 30, 2006	December 31, 2005

Marketable securities [market value - $41,448 (December 31, 2005: $379,236)]	$50,293	$379,236

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

6.

Accounts receivable

Accounts receivable is comprised of the following:

	September 30, 2006		December 31, 2005

Due from payment processors	$1,224,806		$1,532,292
Due from licensees	96,651		121,054
Accounts receivable	36,000		117,690
Security deposits	-		30,238

	$1,357,457	$

7.

Customer deposits, accounts payable and accrued liabilities, and payable to licensees

Customer deposits, accounts payable and accrued liabilities, and payable to licensees are comprised of the following:

	September 30, 2006		December 31, 2005

Customer deposits	$1,449,170		$1,806,436
Accounts payable and accrued liabilities	123,773		172,139
Payable to licensees	42,321		132,491

	$1,615,264	$

8.

Equipment and software development

			September 30, 2006	December 31, 2005
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Software and development costs	$2,347,036	$803,088	$1,543,948	$1,758,469
Computer equipment	1,060,956	328,552	732,404	395,053
Automobile	23,586	4,850	18,736	9,491
Office furniture	88,532	5,205	83,327	6,634
Computer equipment under capital lease	64,320	41,598	22,722	28,592

	$3,584,430	$1,183,293	$2,401,137	$2,198,239

During 2001, the Company commenced developing its own multi-player interactive card games software.  Amortization commenced in 2002 as the software was commercially released during the year.     For the nine month period ended September 30, 2006, the amount of $130,976 has been capitalized.  Amortization expense of $345,497 has been applied to the costs capitalized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

9.

Obligation under capital lease

The following is the schedule of future minimum lease payments under capital lease:

Amount

2006	$3,161
2007	2,556
Total minimum lease payments	$5,717
Less: Amount representing interest and executory costs	294
Present value of net minimum lease payments	$5,423
Less: Current portion	5,423
Long term portion of Obligation under capital lease	$0

10.

Capital stock

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia).  Furthermore, the shareholders approved the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

(a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case, without par value.  There are no preferred shares issued.

(b)

Changes in capital stock:

	September 30, 2006		December 31, 2005
	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period	92,514,678	$27,096,835	69,858,678	$17,299,101
Exercise of stock options for cash	559,592	90,755	2,740,500	463,360
Exercise of warrants for cash	465,000	99,000	2,430,000	428,000
Reclassification of contributed surplus on exercise of options	-	-	-	474,343
Private placements net proceeds	-	-	17,485,500	8,432,031
Acquisition of three card Games Software	6,670,000	2,401,200	-	-
Balance end of period	100,209,270	$29,687,790	92,514,678	$27,096,835

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

10.

Capital stock (continued)

During the nine month period ended September 30, 2006, the Company issued 559,592 common shares of the Company to employees as a result of the exercising of stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $90,755.

During the nine month period ended September 30, 2006, the Company issued, pursuant to the exercise of warrants, a total of 465,000 common shares of the Company to various parties at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.  Of the total issued, 300,000 common shares were issued to Bronx, a related party, at a price of $0.25 per common share for total proceeds to the Company of $75,000.

(c)

Stock Options

At the Annual and Special General Meeting of the Company’s shareholders held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan which has received TSX Venture Exchange (“TSX”) approval, the Company grants stock options to employees, directors, officers and consultants.  The following summarizes the employees’, directors’, officers’ and consultants’ stock options that have been granted, exercised and expired during the nine month period ended September 30, 2006:

Stock Options	Number of Stock Options	Exercise Price $

Balance beginning of period	9,971,592	0.12 to 0.46

Options granted	315,000	0.17 to 0.27
Options exercised	(559,592)	0.12 to 0.19
Options expired	(304,000)	0.12 to 0.46

Balance end of period	9,423,000	0.12 to 0.46

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

10.

Capital stock (continued)

(d)

Warrants

The following summarizes warrants that have been issued, exercised or have expired during the nine month period ended September 30, 2006.  All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated:

Warrants	Number of Warrants	Exercise Price $

Balance beginning of period	12,957,750	0.10 to 1.00

Warrants exercised	(465,000)	0.10 to 0.25
Warrants issued	-	n/a
Warrants expired	-	n/a

Balance end of period	*12,492,750	0.10 to 1.00

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol "LVH.WT” effective at the opening on September 14, 2005.  Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

(e)

Contributed Surplus –Stock Option compensation

The Company applies the fair value method using the Black-Scholes options model in accounting for its stock options granted to directors, officers, employees and consultants, and accordingly, stock option compensation of $97,271 was recognized as an expense for the nine month period ended September 30, 2006.  This amount is credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

11.

Related party transactions

(a)

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by the Company and Bronx.  The Company was the operator of the three card games Software and marketed the three card games.  The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games Software and Bronx received 40%.  On May 5, 2006, Bronx sold its interest in the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.  As a result of this sale, Bronx will no longer receive any revenues from the Company with respect to the three card games Software.  For the nine month period ended September 30, 2006, the Company has paid to Bronx $219,160 which represents Bronx’s 40% share of revenues generated from the three card games Software (2005: $349,456).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

11.

Related party transactions (continued)

(b) Due to related parties	September 30, 2006	December 31, 2005

Due to Directors	$-	$1,584
Due to Bronx Ventures Inc.	-	59,345

	$-	$60,929

Amounts payable to directors are for travel expenses incurred on behalf of the Company.

 (c)     Due from related parties

	September 30, 2006	December 31, 2005

Due from Bronx Ventures	$670	$-
Due from a director	320	-
Loan receivable from a director	-	4,740

	$990	$4,740

(d)

Related party transactions during the nine month periods ended September 30, 2006 and 2005:

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses.  Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.  As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

Paid management fees to a company related by common management and directors $270,000 (2005: $180,000);

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, pursuant to the non-brokered private placement dated December 13, 2004, 1,250,000 units of the Company at $0.20 per unit for proceeds to the Company of $250,000.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole share purchase warrant is required to acquire one additional common share at $0.25 per common share for a period of 24 months.  During the nine month period ended September 30, 2006, Bronx acquired 300,000 common shares by exercising 300,000 warrants at $0.25 per common share for total proceeds to the Company of $75,000.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

12.

Acquisition of three card games Software

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by the Company and Bronx.  On May 5, 2006, Bronx sold its interest in the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  For the nine month period ended September 30, 2006, the Company has amortized this amount by $201,000.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.

13.

Income taxes

	December 31	December 31
	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$211,000	$85,000
Excess of marketable securities tax value over carrying value	60,000	0
Share issuance costs tax value	214,000	0
Excess of unused exploration expenditures for Canadian tax purposes over net book value	96,000	102,000
Non-capital loss carry-forwards for Canadian Income Tax purposes	2,328,000	2,996,000
Capital losses	349,000	372,000
	3,258,000	3,555,000
Valuation allowance for future income tax assets	(3,258,000)	(3,555,000)
	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

13.

Income taxes (continued)

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.  For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,000 that can be carried forward indefinitely.

The Company has available non capital losses of $6,534,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2007	626,000
2008	1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
$6,534,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

		2005		2004

Income tax expense (benefit) computed at Canadian statutory rates		$388,000		$(2,032,000)
Amortization in excess of capital cost allowance		128,000		57,000
Non-deductible write-down of marketable securities		60,000		15,000
Share issuance and financing costs		(66,000)		(30,000)
Lawsuit settlement		(86,000)		91,000
Other		2,000		33,000
Non-deductible stock-based compensation		118,000		883,000
Differences attributable to income taxes of other countries		(64,000)		616,000
Unrecognized (utilized) tax losses		(480,000)		367,000
	$		$

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

14.

Commitments

(a)

Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(i)

Interactive gaming license

Annual license fee of US $10,000;

(ii)

Kahnawake server park rent

Monthly user fee of US $10,000;

(on a sliding scale, Kahnawake charges the Company for any additional increase in band width costs as they are incurred)

(iii)

Financial transaction fees

Minimum monthly fee of US $2,000 for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions;

(iv)

Casino Software Licensing Fees

Monthly Hosting & Support fee of US $2,660.  License Fee calculated based on monthly casino results on a sliding scale basis.

(b)

Lease commitments

The Company has entered into a lease agreement for its Vancouver offices for a term of 12 months, effective February 1, 2006, at a monthly rent of $16,000 plus G.S.T.

15.

Subsequent events

Subsequent to the nine month period ended September 30, 2006, no employee stock options were granted or exercised.  In addition, a total of 400,000 employee stock options expired at exercise prices ranging between $0.12 and $0.46 per common share and a total of 4,845,000 Directors and Officers stock options expired at an exercise price of $0.16 per common share.

Subsequent to the nine month period ended September 30, 2006, no share purchase warrants were issued or exercised, however 3,700,000 share purchase warrants exercisable at $0.20 per common share expired on October 31, 2006 and 850,000 share purchase warrants also exercisable at $0.20 per common share expired on November 8, 2006.

On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, Action, will cease taking deposits from U.S. based players as of October 13, 2006.  Furthermore, the Company decided and agreed to sell Action, all of the Action Poker

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended September 30, 2006

(Unaudited – Prepared by Management)

15.

Subsequent events (continued)

brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action

Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway for a selling price of US $2,600,000.  In respect to this arm’s length transaction, a finder’s fee of US $75,000 is payable to an arm’s length third party.  The Company has received the approval of the TSX Venture Exchange for this transaction, and on November 24, 2006, closing of this arm’s length transaction took place.  As a result of this sale, the Company will no longer have any online gaming interests in the North American Market.

The Company has proposed a normal course issuer bid of its securities and has received TSX Venture Exchange (“TSX-V”) approval to commence the Company’s normal course issuer bid.  Under the bid, which will be conducted pursuant to the rules of the TSX-V, the Company may purchase up to 8,913,000 of its common shares (the “Common Shares”) representing approximately 8.9% of the Company’s issued and outstanding common shares.  The price at which the Company will purchase its Commons Shares will be the market price thereof at the time of acquisition.  Purchases of Common Shares will be made in the open market through the facilities of the TSX-V.  Any Common Shares acquired by the Company will be cancelled.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, Chairman and C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29. 2006.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

Chairman and CFO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, President and C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2006.

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President and CEO